Execution Version

UNDERWRITING AGREEMENT

November 9, 2022

Vizsla Silver Corp.

1090 West Georgia Street, Suite 700

Vancouver, British Columbia

V6E 3V7

Attention: Michael A. Konnert, President, Chief Executive Officer & Director

Dear Sir:

The undersigned, PI Financial Corp., as co-lead underwriter and joint bookrunner ("PI Financial"), Canaccord Genuity Corp. as co-lead  underwriter and joint bookrunner ("Canaccord and together with PI Financial, the "Co-Lead Underwriters"), Raymond James Ltd., H.C. Wainwright & Co., LLC, Roth Canada Inc., and Stifel Nicolaus Canada Inc. (collectively with the Co-Lead Underwriters, the "Underwriters") understand that Vizsla Silver Corp. (the "Company") proposes to issue and sell to the Underwriters, 20,700,000 units of the Company (the "Initial Units"). Each Initial Unit will consist of one Common Share (as hereinafter defined) (a "Unit Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to purchase one Common Share (a "Warrant Share") at an exercise price of $2.00 for a period of 24 months from the Closing Date (as hereinafter defined).

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the "Warrant Indenture") in a form acceptable to the Underwriters, to be dated as of the Closing Date between the Company and the Warrant Agent (as hereinafter defined), in its capacity as warrant agent.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly or jointly and severally, in the respective percentages set out in Section 15, agree to act as Underwriters and purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriters, 20,700,000 Initial Units on the Closing Date, at a price of $1.45 per Initial Unit (the "Offering Price"), for aggregate gross proceeds to the Company of $30,015,000.

The Company hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 3,105,000 units of the Company (the "Over-Allotment Units") at a price of $1.45 per Over-Allotment Unit for additional gross proceeds of up to $4,502,250, upon the terms and conditions set forth herein. Each Over-Allotment Unit shall be comprised of one Common Share (an "Over-Allotment Unit Share") and one-half of one Warrant (each whole Warrant, an "Over-Allotment Warrant", and each Common Share issuable upon exercise of an Over-Allotment Warrant, an "Over-Allotment Warrant Share"). The Over-Allotment Option may be exercised by the Underwriters in whole or in part to acquire Over-Allotment Units at the Offering Price. The Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants are collectively referred to herein as the "Additional Securities". If the Underwriters elect to exercise such Over-Allotment Option, the Underwriters shall notify the Company in writing not later than the date that is 30 days following the Closing Date, which notice shall specify the number and type of Additional Securities to be purchased by the Underwriters and the date (the "Option Closing Date") on which such Additional Securities are to be purchased. Such Option Closing Date may be the same as the Closing Date but not earlier than the later of (i) the Closing Date, and (ii) two Business Days (as hereinafter defined) after the date of such notice, nor later than seven Business Days after the date of such notice. Additional Securities may be purchased solely for the purpose of covering over-allotments made in connection with the Offering of the Initial Units, if any, and for market stabilization purposes.

Unless otherwise specifically referenced or unless the context otherwise requires, the Initial Units, the Unit Shares, the Warrants and the Additional Securities are collectively referred to herein as the "Offered Securities", all references to "Unit Shares" herein shall include the Over-Allotment Unit Shares, all references to "Warrants" herein shall include the Over-Allotment Warrants, all references to "Warrant Shares" herein shall include the Over-Allotment Warrant Shares and the offering of the Offered Securities by the Company is hereinafter referred to as the "Offering".

The Company has advised that (i) it has filed the Base Shelf Prospectus (as hereinafter defined) in each of the Qualifying Jurisdictions and the British Columbia Securities Commission, as principal regulator, has issued a decision document in respect thereof under NP 11-202 (as hereinafter defined) on behalf of itself and the other Securities Regulators (as hereinafter defined), and (ii) it is qualified to file the Prospectus Supplement (as hereinafter defined) in each of the Qualifying Jurisdictions as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102 (each as hereinafter defined).

The Underwriters will distribute the Offered Securities in the Qualifying Jurisdictions pursuant to the Prospectus (as hereinafter defined) in the manner contemplated by this Agreement. Subject to applicable law, including the applicable Securities Laws (as hereinafter defined), and the terms of this Agreement, the Offered Securities may also be distributed on an exempt basis in other jurisdictions outside Canada provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions.

The parties acknowledge that the Offered Securities, the Warrant Shares, the Broker Warrants (as hereinafter defined), the Broker Warrant Shares (as hereinafter defined) have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the securities laws of any state of the United States and may not be offered or sold in the United States, or to or for the account or benefit of, U.S. Persons (as hereinafter defined), except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company, the Underwriters and the U.S. Affiliates (as hereinafter defined) contained in Schedule "A" hereto, which is incorporated into and forms an integral part of this Agreement. All actions to be undertaken by the Underwriters in the United States or to, or for the account or benefit of, U.S. Persons in connection with the matters contemplated herein shall be undertaken through the U.S. Affiliates.

The Company agrees that the Underwriters will be permitted to appoint as the Selling Group (as hereinafter defined) other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters.

In consideration of the services to be rendered by the Underwriters pursuant to this Agreement and in connection with all other matters relating to the issue and sale of the Offered Securities, the Company shall (i) pay to the Underwriters at the Closing Time (as hereinafter defined) and the Option Closing Time (as hereinafter defined) the Commission, and (ii) issue and deliver to the Underwriters at the Closing Time and the Option Closing Time the Broker Warrants. The obligation of the Company to pay the Commission and issue the Broker Warrants shall arise at the Closing Time and the Option Closing Time against payment for the Offered Securities, and the Commission and the Broker Warrants shall be fully earned by the Underwriters at that time; provided that in respect of Commission payable and Broker Warrants issuable in respect of Additional Securities sold upon exercise of the Over-Allotment Option subsequent to the Closing Date, the Commission and Broker Warrants shall be fully earned by the Underwriters at the Option Closing Time.

The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"Additional Securities" has the meaning ascribed to it on the second page of this Agreement;

"affiliate", "associate", "distribution", "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act (British Columbia);

"Affiliates" means the affiliates of the Underwriters;

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made hereby;

"Base Shelf Prospectus" means the (final) short form base shelf prospectus of the Company dated December 1, 2020, including all of the Documents Incorporated by Reference;

"Broker Securities" means, collectively, the Broker Warrants and the Broker Warrant Shares;

"Broker Warrant Certificates" means the certificates representing the Broker Warrants and containing the terms thereof;

"Broker Warrant Shares" means the Common Shares issuable upon exercise of the Broker Warrants;

"Broker Warrants" means the broker warrants to be issued to the Underwriters at the Closing Time, and the Option Closing Time, if applicable, which shall entitle the Underwriters to subscribe for that number of Common Shares as is equal to 6% of the total number of Offered Securities sold pursuant to the Offering, including, for certainty, any Additional Securities sold on exercise of the

Over-Allotment Option, at an exercise price of $1.45 per Broker Warrant Share for a period of 24 months following the Closing Date;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or the City of Vancouver, British Columbia;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators in the Qualifying Jurisdictions, and all applicable rules and policies of the TSXV;

"Canam" means Canam Alpine Ventures Ltd., a wholly-owned subsidiary of the Company;

"Canam Royalties" means Canam Royalties Mexico, S.A. de C.V.;

"Closing" means the completion of the purchase and sale of the Offered Securities pursuant to the Offering in accordance with the provisions of this Agreement;

"Closing Date" means the day on which Closing shall occur, being November 15, 2022, or such other date(s) as may be permitted under applicable Securities Laws and as the Company and the Underwriters may determine;

"Closing Time" means 5:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may determine;

"Co-Lead Underwriters" has the meaning ascribed to it on the face page of this Agreement;

"Commission" means a cash commission equal to 6% of the gross proceeds realized by the Company in respect of the sale of the Offered Securities, including, for certainty, any Additional Securities sold on exercise of the Over-Allotment Option;

"Common Share" means a common share in the capital of the Company;

"Company" has the meaning ascribed to it on the face page of this Agreement;

"Company's Auditors" means MNP LLP, or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

"comparables" has the meaning ascribed thereto in NI 41-101;

"COVID-19 Outbreak" has the meaning ascribed thereto in Section 7(a)(xlix);

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

"Documents Incorporated by Reference" means, in respect of any of the Offering Documents, the documents specified as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

"Employee Plans" has the meaning ascribed to it in Section 7(a)(lvii);

"Engagement Letter" means the letter agreement between the Company and the PI Financial dated November 7, 2022, as amended November 8, 2022, in respect of the Offering;

"Environmental Laws" means all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Financial Statements" means the audited consolidated financial statements of the Company for the years ended April 30, 2022 and 2021, together with the notes thereto and the report of the Company's Auditors thereon, and the unaudited condensed consolidated interim financial statements of the Company for the three month periods ended July 31, 2022 and 2021, together with the notes thereto;

"Government Official" means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) salaried political party official, elected member of political office or candidate for political office, or (iii) company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, and includes the Securities Regulators;

"including" means including without limitation;

"Initial Units" has the meaning ascribed to it on the face page of this Agreement;

"Laws" means all applicable laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entities;

"Leased Premises" means the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

"Marketing Document" means the term sheet for the Offering dated November 7, 2022, the template version of which has been agreed to between the Company and the Underwriters;

"marketing materials" has the meaning ascribed thereto in NI 41-101 and for certainty, includes the Marketing Document;

"Material Adverse Effect" means any change, effect, event or occurrence, that (i) is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries (on a consolidated basis), or (ii) would result in any of the Offering Documents containing a misrepresentation;

"Material Agreement" means (i) any contract, commitment, agreement (written or oral), instrument, lease or other document, and any other option agreement or licence agreement, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Company or any Subsidiary from, or any loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person;

"Mexican Subsidiaries" means, collectively, Canam Royalties, Minera Canam, and Operaciones Canam;

"Minera Canam" means Minera Canam, S.A. de C.V.;

"Money Laundering Laws" has the meaning ascribed to it in Section 7(a)(xxxviii);

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"NYSE" means the NYSE American LLC;

"Offered Securities" has the meaning ascribed to such term on the second page of this Agreement;

"Offering" has the meaning ascribed to it on the second page of this Agreement;

"Offering Documents" means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, the U.S. Private Placement Memorandum, any Supplementary Material and any amendment thereto;

"Offering Price" has the meaning ascribed to it on the face page of this Agreement;

"Operaciones Canam" means Operaciones Canam Alpine, S.A. de C.V.;

"Option Closing Date" has the meaning ascribed to it on the second page of this Agreement;

"Option Closing Time" means 5:00 a.m. (Vancouver time) on the Option Closing Date or such other time on the Option Closing Date as the Company and the Underwriters may determine;

"Over-Allotment Option" has the meaning ascribed to it on the face page of this Agreement;

"Over-Allotment Unit Shares" has the meaning ascribed to such term on the face page of this Agreement;

"Over-Allotment Units" has the meaning ascribed to such term on the face page of this Agreement;

"Over-Allotment Warrant Shares" has the meaning ascribed to such term on the face page of this Agreement;

"Over-Allotment Warrants" has the meaning ascribed to such term on the face page of this Agreement;

"Panuco Property" means the mineral property known as the "Panuco Silver-Gold Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, which interest in such property the Company holds indirectly through Canam, and comprises 113 approved mining concessions in 19 blocks and covering a total area of 9613.403 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Minera Canam;

"Panuco Technical Report" means the technical report titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" with an effective date of March 1, 2022 and prepared by Tim Maunula and Kevin Murray;

"Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"principal shareholder" means a holder of 10% or more of the Common Shares;

"Prospectus" means, collectively, the Base Shelf Prospectus, as supplemented by the Prospectus Supplement and any Supplementary Material, in each case including all of the Documents Incorporated by Reference;

"Prospectus Supplement" means the prospectus supplement of the Company to be dated November 9, 2022, including all of the Documents Incorporated by Reference;

"provide" in the context of sending or making available marketing materials to a potential Purchaser of Offered Securities, whether in the context of a "road show" (as defined in NI 41-101) or otherwise, has the meaning ascribed thereto in Canadian Securities Laws;

"Public Record" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management's discussion and analysis, annual information form, management information circular, business acquisition report, or other document which has been publicly filed by or on behalf of the Company pursuant to Canadian Securities Laws with the Securities Regulators or otherwise by or on behalf of the Company since its date of incorporation;

"Purchasers" means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters pursuant to the Offering;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A that is also a U.S. Accredited Investor;

"Qualified Institutional Buyer Letter" means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Private Placement Memorandum;

"Qualifying Jurisdictions" means the provinces of Canada, other than Québec;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rio Panuco" means Minera Rio Panuco S.A. de C.V.;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means all applicable securities laws, rules, regulations, policies and other instruments promulgated by the securities regulators or other securities regulatory authorities in each of the Qualifying Jurisdictions, the United States and the other jurisdictions in which the Offered Securities are offered or sold, including Canadian Securities Laws and U.S. Securities Laws;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in each of the Qualifying Jurisdictions;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Group" means, collectively, those registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) appointed by the Underwriters as its agents to assist in the Offering as contemplated in this Agreement, and each member of the Selling Group being a "Selling Firm";

"standard term sheet" has the meaning ascribed thereto in NI 41-101;

"Stock Exchanges" means, collectively, the TSXV, NYSE, the Börse Frankfurt (Frankfurt Stock Exchange) in Germany, and the OTCQB® Venture Market by OTC Markets Group in the United States;

"Subsequent Disclosure Documents" means any financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued or approved by the Company after the date of this Agreement that are required to be incorporated by reference in any Offering Document;

"Subsidiaries" means, collectively, Canam, Vizsla Royalty and the Mexican Subsidiaries, being the Company's only direct or indirect subsidiaries, and "Subsidiary" means any one of them;

"subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia);

"Supplementary Material" means, collectively, any amendment to or amendment and restatement of any of the Base Shelf Prospectus or the Prospectus Supplement, any supplement to the U.S. Private Placement Memorandum, and any amended or supplemental prospectus or ancillary material required to be prepared and filed with any of the Securities Regulators under Canadian Securities Laws, in connection with the distribution of the Offered Securities, the Over-Allotment Option and the Broker Warrants, including any Documents Incorporated by Reference;

"Taxes" has the meaning ascribed to it in Section 7(a)(xxxvii);

"template version" has the meaning ascribed thereto in NI 41-101;

"Transaction Documents" means, collectively, this Agreement, the Warrant Indenture and the Broker Warrant Certificates;

"Transfer Agent" means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Vancouver, British Columbia;

"TSXV" means the TSX Venture Exchange;

"Underwriters Information" has the meaning ascribed to it in Section 4(c)(i);

"Underwriters" has the meaning ascribed to it on the face page of this Agreement;

"Unit Share" has the meaning ascribed to it on the face page of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Accredited Investor" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

"U.S. Affiliate" of the Underwriter means the U.S. registered broker-dealer Affiliate of the Underwriters;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S;

"U.S. Private Placement Memorandum" means the U.S. private placement memorandum delivered together with the Prospectus to prospective U.S. Purchasers and U.S. Purchasers of the Offered Securities in the United States or that are purchasing for the account or benefit of a U.S. Person, including any Supplementary Material thereto;

"U.S. Purchaser" means any Purchaser of Offered Securities that is in the United States, or is acting for the account or benefit of, a U.S. Person, or any person offered the Offered Securities in the United States (except persons excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S), or that was in the United States when the buy order was made or when the Qualified Institutional Buyer Letter pursuant to which it is acquiring Offered Securities was executed or delivered;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC, and any applicable state securities laws;

"Warrant" has the meaning ascribed to such term on the face page of this Agreement;

"Warrant Agent" means Computershare Trust Company of Canada;

"Warrant Indenture" has the meaning ascribed to such term on the face page of this Agreement;

"Warrant Share" has the meaning ascribed to such term on the face page of this Agreement; and

"Vizsla Royalty" means Vizsla Royalty Corp., a wholly-owned subsidiary of the Company.

TERMS AND CONDITIONS

1. Compliance with Canadian Securities Laws and Certain Obligations of the Company.

(a) The Company represents and warrants to, and covenants and agrees with, the Underwriters that the Company has prepared and will as soon as practicable after the execution of this Agreement, and in any event no later than 4:00 p.m. (Vancouver time) on the day of the execution and delivery of this Agreement, file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Securities Regulators and will have taken all other steps and proceedings that may be necessary in respect of the proposed distribution of the Offered Securities, the Over-Allotment Option and the Broker Warrants.

(b) Any offer for sale or sale of the Offered Securities to U.S. Purchasers will be made solely pursuant to and in compliance with the U.S. Private Placement Memorandum and in accordance with Schedule "A" attached hereto.

(c) The Company shall comply with all Securities Laws, including as to the filing of any notices or forms, on a timely basis in connection with the distribution of the Offered Securities so that the distribution of the Offered Securities in the selling jurisdictions outside of Canada and the United States may lawfully occur so as not to require the Company to comply with the registration, prospectus, continuous disclosure or other similar requirements under the applicable Securities Laws of such other selling jurisdictions outside of Canada and the United States or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority under the applicable Securities Laws of such other selling jurisdictions outside of Canada and the United States.

2. Due Diligence. Prior to the filing or delivery, as applicable, of any Offering Document, other than the Base Shelf Prospectus, the Company shall have permitted the Underwriters to review such Offering Document and shall allow the Underwriters to conduct any due diligence investigations which they reasonably require in order to fulfil their obligations as underwriters under Canadian Securities Laws and in order to enable them to responsibly execute the certificate in such Offering Document required to be executed by them, as applicable. Without limiting the generality of the foregoing, the Company will make available its directors, senior management, advisors, auditors, technical consultants and legal counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and prior to filing the Prospectus Supplement or any Supplementary Material thereto. Closing of the Offering is conditional upon the satisfactory completion of the Underwriters' due diligence review.

3. Distribution and Certain Obligations of the Underwriters.

Each Underwriter severally, and neither jointly, nor jointly and severally, covenants with the Company, that:

(a) The Underwriters shall, and shall require any Selling Firm to, comply with Canadian Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall:

(i) use all reasonable efforts to complete and to cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable; and (ii) promptly notify the Company when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Securities and provide a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b) The Underwriters shall, and shall require any Selling Firm to, offer the Offered Securities for sale by the Company to U.S. Purchasers through its duly-registered U.S. Affiliate, pursuant to applicable exemptions from the registration requirements of and in accordance with the registration and qualification requirements of applicable U.S. Securities Laws.

Any offer for sale or sale of the Offered Securities to U.S. Purchasers will be made solely pursuant to the U.S. Private Placement Memorandum and in accordance with Schedule "A" attached hereto and the Underwriters shall, and shall require any Selling Firm to, comply in respect of any such offer for sale or sale with the U.S. Private Placement Memorandum and Schedule "A" attached hereto.

(c) The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall, and shall require any Selling Firm to, distribute the Offered Securities in a manner which complies with and observes all Canadian Securities Laws and all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Offering Documents in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Offering Documents to any person in any jurisdiction other than in the Qualifying Jurisdictions or the United States except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions. Following the filing of the Prospectus Supplement or any applicable Supplementary Material thereto with the Securities Regulators, the Underwriters will deliver one copy of the Prospectus and if applicable such Supplementary Material to each of the Purchasers in the Qualifying Jurisdictions.

(d) For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Securities, the Over-Allotment Option and the Broker Warrants are qualified for distribution in each of the Qualifying Jurisdictions following the filing of the Prospectus Supplement unless otherwise notified in writing.

No Underwriter shall be liable to the Company under this Section 3 with respect to a default by any of the other Underwriters.

4. Deliveries on Filing and Related Matters.

(a) The Company shall deliver to the Underwriters:

(i) concurrently with the filing of the Prospectus Supplement with the Securities Regulators, a copy of the Prospectus Supplement signed and certified by the Company as required by Canadian Securities Laws;

(ii) concurrently with the filing of the Prospectus Supplement with the Securities Regulators, a copy of the U.S. Private Placement Memorandum;

(iii) concurrently with the filing of the Prospectus Supplement with the Securities Regulators, a long form comfort letter dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the Company's Auditors with respect to financial and accounting information relating to the Company contained in the Prospectus, which letter shall be based on a review by the Company's Auditors within a cut-off date of not more than two Business Days prior to the date of the letter and which letter shall be in addition to the auditors' consent letter addressed to the Securities Regulators; and

(iv) as soon as practicable after the filing of the Prospectus Supplement with the Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSXV and the NYSE of the Unit Shares, the Warrant Shares, and the Broker Warrant Shares has been approved subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV.

(b) Supplementary Material. The Company shall also prepare and deliver promptly to the Underwriters copies of all Supplementary Material and of all Subsequent Disclosure Documents, signed and certified as applicable. Concurrently with the delivery of any Supplementary Material or filing by the Company of any Subsequent Disclosure Document, the Company shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, documents substantially similar to those referred to in Sections 4(a)(ii) and (iii).

(c) Representations as to the Marketing Document and Offering Documents. Delivery of the Marketing Document and any Offering Documents by the Company shall constitute the representation and warranty of the Company to the Underwriters that, as at their respective dates of filing:

(i) all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion therein (the "Underwriters Information")) contained and incorporated by reference in the Marketing Document and the Offering Document, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering, the Offered Securities, the Over-Allotment Option and the Broker Securities, as required by Canadian Securities Laws;

(ii) no material fact or information has been omitted therefrom (except with respect to the Underwriters Information) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) except with respect to the Underwriters Information, such document complies with the requirements of applicable Securities Laws.

Such deliveries of an Offering Document shall also constitute the Company's consent to the Underwriters' use of such Offering Document in connection with the distribution of the Offered Securities, the Over-Allotment Option and the Broker Warrants in compliance with this Agreement and the applicable Securities Laws unless otherwise advised in writing.

(d) Commercial Copies. The Company shall:

(i) cause commercial copies of the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by instructions to the Company's commercial printer of the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material given forthwith after the Underwriters have been advised that the Company has complied with applicable Canadian Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after compliance with applicable Canadian Securities Laws in the Qualifying Jurisdictions with respect to the Prospectus and the U.S. Private Placement Memorandum, and on or before a date which is two Business Days after the Securities Regulators issue receipts for or accept for filing, as the case may be, any Supplementary Material; and

(ii) cause to be provided to the Underwriters, without charge, such number of copies of any documents incorporated by reference in the Prospectus or any Supplementary Material the Underwriters may reasonably request for use in connection with the distribution of the Offered Securities.

(e) Press Releases. During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters' counsel prior to issuance and the Company agrees that it shall obtain prior approval of the Underwriters, acting reasonably, as to the content and form of any press release to be issued in connection with the Offering. In addition, in order to comply with applicable U.S. Securities Laws, any press release announcing or otherwise concerning the Offering shall (i) only be released outside the United States, and (ii) include an appropriate notation on each page substantially as follows: "Not for distribution to United States Newswire Services or for dissemination in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to, or for the account or benefit of, U.S. Persons."

(f) Marketing Materials. The Company and the Underwriters severally, and neither jointly, nor jointly and severally, hereby covenant and agree:

(i) that during the period of distribution of the Offered Securities, the Company and the Underwriters shall approve in writing, prior to such time marketing materials are provided to potential Purchasers, the template version of any marketing materials reasonably requested to be provided by the Underwriters to any potential Purchaser of Offered Securities, such marketing materials to comply with Canadian Securities Laws and such approval by the Company constituting the Underwriters' authority to use such marketing materials in connection with the Offering and to provide them to potential Purchasers of Offered Securities. The Company shall file a template version of such marketing materials with the Securities Regulators as soon as reasonably practicable after the template version of such marketing materials are so approved in writing by the Company and the Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser of Offered Securities. The Company and the Underwriters may agree that any comparables shall be redacted from the template version in accordance with NI 44-101, NI 44-102 and NI 41-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Regulators by the Company;

(ii) not to provide any potential Purchaser of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Regulators on or before the day such marketing materials are first provided to any potential Purchaser of Offered Securities; and

(iii) not to provide any potential Purchaser of Offered Securities with any materials or information in relation to the distribution of the Offered Securities or the Company other than: (a) such marketing materials that have been approved and filed in accordance with this Section; (b) any standard term sheets (provided they are in compliance with Canadian Securities Laws); and (c) the Offering Documents.

5. Material Changes.

(a) During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i) any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries, on a consolidated basis;

(ii) any material fact which has arisen or has been discovered (other than any Underwriters Information) and would have been required to have been stated in any Offering Document had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact contained in the Offering Documents (other than any Underwriters Information) or any event or state of facts that has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in any Offering Document not complying (to the extent that such compliance is required) with applicable Securities Laws.

(b) The Company will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Securities, the Over-Allotment Option and the Broker Warrants for distribution in each of the Qualifying Jurisdictions.

(c) In addition to the provisions of Sections 5(a) and 5(b), the Company shall in good faith discuss with the Underwriters any change, event or fact contemplated in Sections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 5(a) and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably.

(d) If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

(e) During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) if any of the representations or warranties made by the Company in this Agreement shall no longer be true and correct in all material respects at any particular time (after giving effect to the transactions contemplated by this Agreement).

6. Covenants of the Company. The Company hereby covenants to the Underwriters that:

(a) the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Supplementary Material has been filed and receipts therefor, as applicable, have been obtained pursuant to NP 11-202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of any such receipts;

(b) the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any applicable securities regulatory authority of any order suspending or preventing the use of any Offering Document;

(ii) the issuance by any applicable securities regulatory authority of any order suspending the qualification of the Offered Securities, the Over-Allotment Option or the Broker Warrants in any of the Qualifying Jurisdictions, suspending the distribution of the Offered Securities, the Over-Allotment Option or the Broker Warrants or suspending the trading of any securities of the Company;

(iii) the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv) any requests made by any applicable securities regulatory authority for amending or supplementing any Offering Document or for additional information,

and will use its best efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) until completion of distribution of the Offered Securities, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities, the Over-Allotment Option and the Broker Warrants in the Qualifying Jurisdictions or, in the event that the Offered Securities, the Over-Allotment Option or the Broker Warrants have, for any reason, ceased so to qualify, to so qualify again for distribution in the Qualifying Jurisdictions;

(d) the Company will ensure that the necessary regulatory and third party consents, approvals, permits and authorizations, including under applicable Securities Laws, and legal requirements in connection with the transactions contemplated by this Agreement are obtained or fulfilled on or prior to the Closing Date and will make all necessary filings (including post-closing filings pursuant to applicable Securities Laws, including the "blue sky laws" in the United States and the rules and policies of the TSXV), take or cause to be taken all action required to be taken by the Company and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement;

(e) the Company will use its best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws of each of the Qualifying Jurisdictions and of the applicable securities laws of each of the other Canadian jurisdictions in which it is a reporting issuer (or the equivalent thereof) to the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada and/or the United States or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV and the NYSE, as applicable (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(f) the Company will use its best efforts to maintain the listing of the Common Shares (including the Unit Shares, the Warrant Shares, and the Broker Warrant Shares) for trading on the TSXV and the NYSE or such other recognized securities exchange, market or trading or quotation facility as the Underwriters may approve, acting reasonably, and comply with the rules and policies of the TSXV and the NYSE or such other exchange, market or facility to the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from transferring its listing to the Toronto Stock Exchange or completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada and/or the United States or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV and the NYSE, as applicable (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(g) the Company will ensure that the Unit Shares upon issuance shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares;

(h) the Company will ensure that the Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Warrant Indenture;

(i) the Company will ensure, at all times until the date that is 24 months following the Closing Date, that sufficient Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture, shall be duly and validly issued as fully paid and non-assessable Common Shares;

(j) the Company will ensure that the Broker Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Broker Warrant Certificates;

(k) the Company will duly execute and deliver the Broker Warrant Certificates at the Closing Time and the Option Closing Time, as applicable, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(l) the Company will ensure, at all times until the date that is 24 months following the Closing Date, that sufficient Broker Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Broker Warrants. The Broker Warrant Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly and validly issued as fully paid and non-assessable Common Shares;

(m) the Company will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so until the date which is 90 days after the Closing Date without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances, in each case pursuant to the share incentive plan of the Company and other share compensation arrangements, (ii) the issuance of securities in connection with previously issued convertible securities; (iv) pursuant to the Offering, including the Over-Allotment Option, and (v) any transaction with an arm's length third party whereby the Company directly or indirectly acquires shares or assets of a business;

(n) the Company will use its best efforts to cause each of its directors, officers and principal shareholders to enter into lock-up agreements in a form satisfactory to the Company and the Co-Lead Underwriters, on behalf of the Underwriters, in both cases acting reasonably, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, among other things, to not, for a period of 90 days from the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned (or hereinafter acquired) directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Company. For clarity, the lock-up agreements referred to in this Section 6(n) shall not preclude the holders of convertible securities of the Company from converting or exercising the convertible securities of the Company they may hold into the underlying securities of the Company, whereupon the securities issued to such holders upon conversion or exercise shall be subject to the lock-up agreements;

(o) the Company will apply the net proceeds of the Offering in the manner specified in the Prospectus Supplement; provided that the Underwriters hereby acknowledge that there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable;

(p) the Company will fulfil or cause to be fulfilled, at or prior to the Closing Time or the Option Closing Time, as applicable, each of the conditions set out in Sections 9 and 10;

(q) the Company will ensure that the Offered Securities, the Warrant Shares, the Over-Allotment Option and the Broker Securities have the attributes corresponding in all material respects to the description thereof set forth in the Prospectus; and

7. (a) Representations and Warranties of the Company. The Company hereby represents and warrants to the Underwriters and acknowledges that the Underwriters are relying upon such representations and warranties in connection with the Offering, that:

General Matters

(i) Good Standing of the Company. The Company (i) has been duly incorporated and is in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Offered Securities, the Warrant Shares, and the Broker Securities and to enter into and carry out its obligations under the Transaction Documents.

(ii) Subsidiaries.

A. The Company does not have any subsidiaries other than the Subsidiaries. The Company directly or indirectly holds all of the issued and outstanding shares of the Subsidiaries (other than one common share in each of the Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted; and

B. Operaciones Canam is not a material subsidiary of the Company as it does not hold any material assets.

(iii) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licences, registrations or qualifications.

(iv) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(v) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(vi) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on November 8, 2022, 154,875,802 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(vii) Absence of Rights. Except as referred to in Schedule "B" hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Offered Securities, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(viii) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the Stock Exchanges and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Offered Securities, the Warrant Shares, the Broker Warrants or the Broker Warrant Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(ix) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV or the NYSE and the Company is in material compliance with the rules and policies of the TSXV and the NYSE. The Company will cause the Unit Shares, the Warrant Shares, and the Broker Warrant Shares to be conditionally approved for listing and trading on the TSXV, subject only to customary post-Closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSXV.

(x) Reporting Issuer Status and Short Form Prospectus Eligibility. The Company is a "reporting issuer" under the securities laws of each of the provinces and territories of Canada, not included in a list of defaulting reporting issuers maintained by the securities regulators in each of the provinces and territories of Canada, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities regulators in each of the provinces and territories of Canada. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws.

(xi) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(xii) Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(xiii) Corporate Actions. All necessary corporate action has been taken or will have been taken prior to Closing by the Company so as to (i) validly authorize the issuance of and issue the Unit Shares as fully paid and non-assessable Common Shares on Closing, (ii) validly create the Warrants and authorize the issuance of and issue the Warrants on Closing, (iii) validly allot the Warrant Shares and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture; (iv) validly create the Broker Warrants and authorize the issuance of and issue the Broker Warrants on Closing, and (v) validly allot the Broker Warrant Shares and authorize the issuance of the Broker Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates.

(xiv) Valid and Binding Documents. Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company, and each of the execution and delivery of the Warrant Indenture and the Broker Warrant Certificates and the performance of the transactions contemplated thereby have been authorized or will have been authorized prior to Closing by all necessary corporate action of the Company, and upon the execution and delivery of the Transaction Documents each shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(xv) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents, (ii) the creation, issuance, sale and delivery, as applicable, of the Offered Securities, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than post-Closing filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(xvi) Offering Documents. Each of the Base Shelf Prospectus, the Prospectus Supplement, the U.S. Private Placement Memorandum and the Marketing Document, the execution and filing of each of the Base Shelf Prospectus and the Prospectus Supplement and the filing of the Marketing Document with the Securities Regulators and the delivery of the U.S. Private Placement Memorandum have been or will be prior to the filing or use thereof duly approved and authorized by all necessary corporate action of the Company, and the Base Shelf Prospectus has been and the Prospectus Supplement will be duly executed by and filed on behalf of the Company.

(xvii) Validly Issued Unit Shares. The Unit Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares.

(xviii) Validly Issued Warrants. The Warrants have been, or prior to Closing will have been, duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture, the Warrants will be validly issued.

(xix) Validly Authorized Warrant Shares. The Warrant Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and, upon exercise of the Warrants in accordance with the terms of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(xx) Validly Issued Broker Warrants. The Broker Warrants have been, or prior to Closing will have been, duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement and the Broker Warrant Certificates, the Broker Warrants will be validly issued.

(xxi) Validly Authorized Broker Warrant Shares. The Broker Warrant Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(xxii) Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Public Record and the Prospectus and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(xxiii) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect.

(xxiv) Absence of Breach or Default. The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder or thereunder, the creation, issue and sale, as applicable, of the Offered Securities, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(xxv) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(xxvi) Financial Statements. The Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(xxvii) No Material Changes. Since April 30, 2022, except as disclosed in the Public Record:

A. there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

B. there has not been any material change in the issued and outstanding Common Shares or long-term debt of the Company or any Subsidiary, as applicable; and

C. the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(xxviii) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(xxix) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xxx) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since April 30, 2022 other than as disclosed in the Financial Statements.

(xxxi) Purchases and Sales. Since April 30, 2022, other than as disclosed in the Public Record and the Prospectus, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

A. the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

B. the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

C. a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(xxxii) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(xxxiii) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(xxxiv) Independent Auditors. The Company's Auditors are independent public accountants as required by the Canadian Securities Laws of the Qualifying Jurisdictions and there has not been any "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with respect to the present or any former auditor of the Company.

(xxxv) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(xxxvi) Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(xxxvii) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(xxxviii) Compliance with Laws, Filings and Fees. The Company and each Subsidiary has complied, or prior to the Closing will have complied, with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid or will have been made or paid prior to Closing. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(xxxix) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(xl) Anti-Money Laundering. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xli) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last ten years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(xlii) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(xliii) Fees and Commissions. Other than the Underwriters (or any members of its Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(xliv) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(xlv) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Underwriters and their counsel Borden Ladner Gervais LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(xlvi) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Canadian Securities Laws of the Qualifying Jurisdictions and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the other provinces and territories of Canada.

(xlvii) Forward-Looking Information. With respect to forward-looking information contained in the Company's Public Record and the Offering Documents:

A. the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

B. all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

C. the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

D. the Company has updated such forward-looking information as required by and in compliance with applicable Canadian Securities Laws.

(xlviii) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Underwriters any material facts relating to the Company, the Subsidiaries or the Offering.

(xlix) COVID-19 Outbreak. Except as mandated by or in conformity with the recommendations of a Governmental Entity, which government mandates have not materially affected the Company or the Subsidiaries, there has been no closure or suspension of the operations or workforce productivity of the Company or the Subsidiaries as a result of the novel coronavirus disease outbreak (the "COVID-19 Outbreak"). The Company and/or the Subsidiaries have been monitoring the COVID-19 Outbreak and the potential impact at all of their operations and have put reasonable control measures in place to ensure the wellness of all of their employees and surrounding communities where the Company and the Subsidiaries operate while continuing to operate.

Mining and Environmental Matters

(l) Properties and Assets. Minera Canam is the legal and beneficial owner of and holds title to all of the mineral concessions comprising the Panuco Property, and all other properties or assets of the Company or the Subsidiaries as described in the Prospectus and the Public Record, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Prospectus and the Public Record, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. The title opinions of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the closing condition in Section 9(i) hereof will address all of the material concessions and claims in respect of the Panuco Property.

(li) Mineral Properties and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Panuco Property, and the other properties of the Company or any Subsidiary are located in respect of the ore bodies and specified minerals located in the Panuco Property and the other properties of the Company or any Subsidiary under valid, subsisting and enforceable title documents sufficient to permit the Company and the Subsidiaries to access the Panuco Property, and the other properties of the Company or any Subsidiary and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(lii) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(liii) Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(liv) No Expropriation. No part of the Panuco Property or any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(lv) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property, or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property, or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property, the Spin-Out Properties, or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(lvi) Environmental Matters.

A. The Company and each Subsidiary is in material compliance with all Environmental Laws and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

B. Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

C. Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

D. There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

E. Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

F. There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(lvii) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Panuco Technical Report remains current and complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the authors of the Panuco Technical Report, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by the authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Prospectus and the Public Record relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Canadian Securities Laws of the Qualifying Jurisdictions.

Employment Matters

(lviii) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(lix) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(lx) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

(b) Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and neither jointly, nor jointly and severally, represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties in connection with the Offering, that:

(i) it is, and will remain so until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(ii) it is, and will remain so until the completion of the Offering, a member in good standing of the TSXV; and

(iii) it understands and acknowledges that the Broker Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. In connection with the issuance of the Broker Warrants and the Broker Warrant Shares, as the case may be, the Underwriter represents and warrants that (i) it is not a U.S. Person and it is not acquiring the Broker Warrants and the Broker Warrant Shares in the United States, or on behalf of a U.S. Person, (ii) this Agreement was executed and delivered outside the United States, and (iii) it is acquiring the Broker Warrants and the Broker Warrant Shares as principal for its own account and not for the benefit of any other person.

8. Closing Deliveries. The purchase and sale of the Offered Securities (and Additional Securities, if applicable) shall be completed at the Closing Time (and the Option Closing Time, if applicable) electronically or at the offices of Forooghian + Company Law Corporation, Vancouver, British Columbia or at such other place as the Underwriters and the Company may agree upon. At the Closing Time or the Option Closing Time, as applicable, the Company shall, subject to the terms and conditions of this Agreement, duly and validly deliver to the Underwriters (i) by way of electronic deposit, registered as directed by the Underwriters, the Offered Securities or the Additional Securities, as the case may be, and (ii) the Broker Warrant Certificates, registered as directed by the Underwriters against payment at the direction of the Company of the aggregate subscription price for the Offered Securities or Additional Securities, as the case may be, in lawful money of Canada. The Underwriters may discharge their payment obligations under this Section 8 by the transfer of funds by electronic wire transfer from the Underwriters to the Company's designated bank account, which shall be a bank account in Canada, equal to the aggregate subscription price for the Offered Securities or the Additional Securities, as the case may be, less: (i) the Commission, and (ii) the out-of-pocket costs and expenses of the Underwriters, including the fees and disbursements of counsel to the Underwriters, as set out in Section 12.

9. Conditions of Closing. The Underwriters' obligation to purchase any Initial Units at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a) the Underwriters shall have received at the Closing Time a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company that:

(i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any Governmental Entity;

(ii) to the knowledge of such officers, after due enquiry, there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries, on a consolidated basis, since the date hereof;

(iii) the Prospectus (except the Underwriters Information) complies with Canadian Securities Laws, does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Company, the Offering, the Offered Securities, the Over-Allotment Option and the Broker Securities as required by Canadian Securities Laws;

(iv) the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they were true and correct as of that date;

(b) the Underwriters shall have received at the Closing Time a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, addressed to the Underwriters with respect to the notice of articles and articles of the Company, all resolutions of the Company's board of directors and, as applicable, shareholders relating to the Transaction Documents and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriters may reasonably request;

(c) the Company shall have made and/or obtained all necessary filings, approvals, permits, consents and authorizations to or from, as the case may be, the board of directors and shareholders of the Company, the Securities Regulators, the TSXV, the NYSE and any other applicable person required to be made or obtained by the Company in connection with the transactions contemplated by this Agreement, on terms which are acceptable to the Underwriters, acting reasonably;

(d) the Unit Shares, the Warrant Shares, and the Broker Warrant Shares shall have been conditionally approved for listing and posting for trading on the TSXV, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV;

(e) the Underwriters shall have received favourable legal opinions addressed to the Underwriters, dated the Closing Date, from Forooghian + Company Law Corporation, counsel to the Company, and where appropriate local counsel to the Company (it being understood that such counsel may rely to the extent appropriate in the circumstances (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of the transfer agent and registrar of the Company, as to the issued capital of the Company, and (ii) as to matters of fact not independently established, on certificates of the Company's Auditors or a public official), such opinions to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the following matters:

(i) as to the incorporation and subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and capacity of the Company to enter into and carry out its obligations under the Transaction Documents and to issue and sell the Offered Securities, grant the Over-Allotment Option and issue the Warrant Shares and Broker Securities;

(ii) as to the authorized and issued capital of the Company;

(iii) the Company has all requisite corporate power and capacity under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets as described in the Prospectus;

(iv) the execution and delivery of the Transaction Documents, the performance by the Company of its obligations thereunder, the sale and issuance of the Offered Securities, the grant of the Over-Allotment Option and the issuance of the Warrant Shares and Broker Securities, do not and will not conflict with or result in any breach of the notice of articles and articles of the Company, any resolutions of the shareholders or directors (including committees of the board of directors) of the Company, any applicable corporate laws or any Canadian Securities Laws;

(v) each of the Transaction Documents have been duly authorized and executed and delivered by the Company, and constitute valid and legally binding obligations of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Base Shelf Prospectus and the Prospectus Supplement and the filing thereof with the Securities Regulators, the filing of the Marketing Document with the Securities Regulators and the delivery of the U.S. Private Placement Memorandum;

(vii) the Unit Shares, other than the Over-Allotment Unit Shares issuable at any Option Closing Time, have been duly and validly issued as fully paid and non-assessable Common Shares;

(viii) the Warrants have been duly and validly created and, other than the Warrants issuable at any Option Closing Time, issued;

(ix) the Warrant Shares have been reserved and authorized and allotted for issuance and upon the receipt of payment therefor by the Company and the issue thereof upon exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(x) the Broker Warrants have been duly and validly created and, other than the Broker Warrants issuable at any Option Closing Time, issued;

(xi) the Broker Warrant Shares have been reserved and authorized and allotted for issuance and upon the receipt of payment therefor by the Company and the issue thereof upon exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, the Broker Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(xii) all necessary corporate action has been taken by the Company to authorize the issuance of the Additional Securities, subject to receipt of payment in full for them, and the issuance of the additional Broker Warrants, and when issued and delivered, the Additional Securities and the additional Broker Warrants will be duly and validly issued by the Company and the Over-Allotment Unit Shares will be outstanding as fully paid and non-assessable Common Shares;

(xiii) the rights, privileges, restrictions and conditions attaching to the Offered Securities, the Warrant Shares, the Over-Allotment Option and the Broker Securities conform in all material respects with the description thereof set forth in the Prospectus;

(xiv) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Securities Regulators in each of the Qualifying Jurisdictions have been obtained by the Company to qualify the distribution to the public of the Offered Securities in each of the Qualifying Jurisdictions through persons who are registered under Canadian Securities Laws and to qualify the grant of the Over-Allotment Option and the issuance of the Broker Warrants to the Underwriters;

(xv) the issuance by the Company of the Warrant Shares upon the due exercise of the Warrants is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Canadian Securities Laws of the Qualifying Jurisdictions in connection therewith;

(xvi) the issuance by the Company of the Broker Warrant Shares upon the due exercise of the Broker Warrants is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Canadian Securities Laws of the Qualifying Jurisdictions in connection therewith;

(xvii) the first trade in, or resale of, the Warrants Shares or the Broker Warrant Shares is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade or resale, provided that the trade or resale is not a "control distribution" (as defined in National Instrument 45-102 - Resale of Securities);

(xviii) the Unit Shares, the Warrant Shares, and Broker Warrant Shares have been conditionally approved for listing and posting for trading on the TSXV, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV; and

(xix) as to such other matters as the Underwriters' legal counsel may reasonably request prior to the Closing Time;

(f) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from Forooghian + Company Law Corporation, as to: (i) the incorporation and subsistence of Canam and Vizsla Royalty, (ii) the corporate power and capacity of Canam and Vizsla Royalty under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets, and (iii) the authorized and issued capital of Canam and Vizsla Royalty and the ownership thereof, in a form satisfactory to the Underwriters and its counsel, acting reasonably;

(g) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from Koffman Kalef LLP, tax counsel to the Company, such opinion to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriters and its counsel, acting reasonably, to the effect that the statements and opinions concerning tax matters set forth in the Prospectus Supplement under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" insofar as they purport to describe the provisions of the laws referred to therein are fair and adequate summaries of the matters discussed therein subject to the qualifications, assumptions and limitations set out under such heading;

(h) if any Offered Securities are offered and sold to U.S. Purchasers pursuant to Schedule "A" attached hereto, the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from Nauth LPC, special United States counsel to the Company, such opinion to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriters and its counsel, acting reasonably, to the effect that no registration of the Offered Securities offered and sold to U.S. Purchasers will be required under the U.S. Securities Act in connection with such offer and sale, provided that the offer and sale of the Offered Securities to U.S. Purchasers is made in accordance with Schedule "A" attached hereto; provided that it being understood that no opinion is expressed as to any subsequent resale of any of the Offered Securities;

(i) the Underwriters shall have received favourable legal opinions addressed to the Underwriters, dated the Closing Date, from ALN Abogados Consultores, Mexican counsel to the Company, such opinions to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriters and its counsel, acting reasonably, as to title to the mineral concessions comprising the Panuco Property;

(j) the Underwriters shall have received favourable legal opinions addressed to the Underwriters, dated the Closing Date, from ALN Abogados Consultores, Mexican counsel to the Company, with respect to (i) the incorporation and subsistence of Minera Canam and Canam Royalties, (ii) the corporate power and capacity of Minera Canam and Canam Royalties under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets, and (iii) the authorized and issued capital of Minera Canam and Canam Royalties and the ownership thereof, in a form satisfactory to the Underwriters and its counsel, acting reasonably;

(k) the Underwriters shall have received from the Company's Auditors a letter, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(a)(iv);

(l) the Underwriters shall have received executed copies of all the lock-up agreements requested by the Underwriters pursuant to Section 6(l) in form and substance satisfactory to the Underwriters, acting reasonably;

(m) the Underwriters shall have received certificates of good standing or similar certificates with respect to the jurisdiction in which the Company, Canam, Vizsla Royalty, Minera Canam and Canam Royalties are existing;

(n) the Underwriters shall have received a certificate from the transfer agent and registrar of the Company as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date; and

(o) the Underwriters shall have received such other documents as the Underwriters or its counsel may reasonably request prior to the Closing Time.

10. Closing of the Over-Allotment Option. The Underwriters' obligation to purchase any Additional Securities on the Option Closing Date (in the event that the Over-Allotment Option to purchase the Additional Securities is exercised by the Underwriters) shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the Option Closing Date and the performance by the Company of its obligations under this Agreement. The Company agrees to fulfil or cause to be fulfilled the following conditions:

(a) the Underwriters shall have received a favourable legal opinion dated the Option Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters from Forooghian + Company Law Corporation, counsel to the Company;

(b) the Underwriters shall have received a letter dated as of the Option Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Company from the Company's Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 4(a)(iv) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Option Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably;

(c) the Underwriters shall have received a certificate dated as of the Option Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, with respect to the notice of articles and articles of the Company, all resolutions of the board of directors of the Company relating to the Transaction Documents and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriters may reasonably request;

(d) the Underwriters shall have received a certificate dated as of the Option Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, substantially in the form set out in Section 9(a); and

(e) the Underwriters shall have received such other certificates, agreements, materials or documents as they may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Securities and the Broker Warrants issuable on the Option Closing Date and other matters related to the issuance of the Additional Securities.

11. Rights of Termination.

The Underwriters shall be entitled, at their sole option, to terminate and cancel, without any liability on the part of such Underwriter or on the part of the Purchasers, all of its obligations (and those of any Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Company at or prior to the Closing Time, if at any time prior to the Closing:

(a) there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus Supplement, or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any one of them), has or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities; or

(b) (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence including by way of the COVID-19 Outbreak only to the extent that there are material adverse developments related thereto after the date hereof, or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), significantly and adversely affects or would reasonably be expected to significantly and adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSXV or securities commission which involves a finding of wrong-doing that significantly and adversely affects or would reasonably be expected to significantly and adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Offered Securities or any other securities of the Company is made or threatened by a securities regulatory authority; or

(c) the Company is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any material representation or warranty given by the Company in this Agreement becomes or is false and such material breach or such materially false representation (i) is in the reasonable opinion of the Underwriters not capable of being cured prior to the Closing Date, (ii) would, at the Closing Date, result in the failure of any condition precedents set out hereof, or (iii) has not been rectified to the satisfaction of the Underwriters (acting reasonably) within 24 hours of when the Underwriters provide written notice to the Company of the same.

(d) Exercise of Termination Rights. The rights of termination contained in Sections 11(a), (b), and (c) may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions of the Company prior to such termination and in respect of Sections 12, 14, 22, 24 and 25. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

12. Expenses. Whether or not the Offering is completed, the Company shall pay all expenses of or incidental to the sale of the Offered Securities, including all reasonable out-of-pocket expenses of the Underwriters incurred in relation to the Offering (including applicable taxes), including all marketing related expenses, all reasonable fees and disbursements and applicable taxes thereon of the Underwriters' counsel (up to a maximum of $120,000, exclusive of disbursements and applicable taxes) and all fees and disbursements of auditors. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds of the Offering at the Closing Time.

13. Survival of Representations and Warranties. All representations and warranties of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters, shall continue in full force and effect for the benefit of the Underwriters for a period of three years following the Closing Date. For certainty, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law.

14. Indemnity and Contribution.

(a) The Company together with its subsidiaries or affiliated companies, as the case may be, hereby covenant and agree to indemnify and save harmless the Underwriters, their subsidiaries and affiliates, and their directors, officers, employees, consultants, shareholders and agents (collectively, the "Indemnified Parties"), from and against any and all losses (other than loss of profits), claims, actions, damages, liabilities, costs or expenses, whether joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters), to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such losses, claims, actions, damages, liabilities, costs, expenses or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties under this Agreement, or otherwise in connection with the matters referred to in this Agreement, including, without limitation, the following:

(i) any information or statement (except the Underwriters Information) contained in the Base Shelf Prospectus, the Prospectus Supplement, any Supplementary Material thereto required to be filed, or documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except the Underwriters Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii) the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except the Underwriters Information) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(iii) any order made or an inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation related solely to the Underwriters Information) in the Base Shelf Prospectus, the Prospectus Supplement, any Supplementary Material thereto required to be filed, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Canadian or United States Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing or restricting the trading in or the sale of the Common Shares;

(iv) the non-compliance or alleged non-compliance by the Company with any material requirement of applicable Securities Laws, including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any material breach of any representation, warranty or covenant of the Company contained in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement,

and will reimburse the Indemnified Parties promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, actions, damages, liabilities, costs, expenses or actions in respect thereof, as incurred. The Company hereby agrees to waive any right it may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming under this indemnity.

(b) The foregoing indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses to which the Indemnified Party may be subject were directly caused by the gross negligence, wilful misconduct or fraudulent act of the Indemnified Party.

(c) The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Indemnified Parties are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Underwriters and each of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

(d) Notwithstanding the foregoing, the Indemnified Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(e) The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Indemnified Parties by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such entity shall investigate the Company, and the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company, the Indemnified Parties shall have the right to employ their own counsel in connection therewith provided the Indemnified Parties act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent in connection therewith) and out-of-pocket expenses incurred by the Indemnified Parties in connection therewith shall be paid by the Company as they occur.

(f) If any action or claim shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible and in any event on a timely basis, of the nature of such claim. However, the failure by the Indemnified Party to notify the Company will not relieve the Company of its obligations to indemnify Indemnified Party except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company would otherwise have under this indemnity had Indemnified Party not so delayed in or failed to give the notice required hereunder, and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld or delayed.

(g) In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel, or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

(h) If for any reason (other than the occurrence of any of the events itemized in Section 14(b) above), the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by any Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Party on the other hand but also the relative fault of the Company and the Indemnified Party, as well as any relevant equitable considerations; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense and any excess of such amount over the amount of the fees received by the Underwriters pursuant to this Agreement.

(i) The indemnity and contribution obligations of the Company under this Section 14 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. This Section 14 shall survive the completion of the professional services rendered under this Agreement or any termination of this Agreement.

(j) With respect to any person who may be indemnified by this Section 14 and is not a party to this Agreement, the rights and benefits of this Section 14 are hereby granted to such person and the Underwriters is hereby appointed as trustee of such rights and benefits for such person, and the Underwriters hereby accepts such trust and agrees to hold such rights and benefits for and on behalf of such person.

15. Liability of the Underwriters.

(a) The obligation of the Underwriters to purchase the Initial Units in connection with the Offering at the Closing Time on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

PI Financial Corp.	41.0%
Canaccord Genuity Corp.	35.0%
Raymond James Ltd.	9.0%
H.C. Wainwright & Co., LLC	5.0%
Roth Canada Inc.	5.0%
Stifel Nicolaus Canada Inc.	5.0%
100%

(b) If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, including by reason of Section 11, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to either (i) proceed with the sale of the Offered Securities (less the defaulted Offered Securities) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Sections 12 and 14 in respect of the non-defaulting Underwriters. Additionally, nothing in this Section 15 shall oblige the Company to sell to the Underwriters less than all of the Offered Securities or shall relieve an Underwriter in default hereunder from liability to the Company.

(c) Nothing in this Agreement shall oblige any U.S. Affiliate of the Underwriters to purchase any Offered Securities. Any U.S. Affiliate who makes any offers or sales of the Offered Securities in the United States will do so solely as an agent for the Underwriters. An Underwriter will not be liable to the Company under this Agreement, including Schedule "A" hereto, with respect to a violation by another Underwriter, its U.S. Affiliate or any Selling Firm not engaged by such Underwriter of the provisions of this Agreement, including Schedule "A" hereto, if the former Underwriter or its U.S. Affiliate, as applicable, is not also in violation.

(d) Without affecting the agreement of the Underwriters to purchase from the Company in aggregate 20,700,000 Initial Units at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters has made reasonable efforts to sell all of the Initial Units at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price in compliance with applicable Canadian Securities Laws. In such case, the Commission realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Offered Securities is less than the gross proceeds to be paid by the Underwriters to the Company for the Offered Securities and such reduced-price sales will not affect the net proceeds to be received by the Company under the Offering.

16. Advertisements. The Company acknowledges that the Underwriters shall have the right, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Underwriters agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable Securities Laws in any jurisdiction (other than the Qualifying Jurisdictions) in which the Offered Securities shall be offered or sold being unavailable in respect of the sale of the Offered Securities to potential Purchasers.

17. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a) If to the Company, to:

Vizsla Silver Corp.

1090 West Georgia Street, Suite 700
Vancouver, British Columbia V6E 3V7

Attention:	Michael A. Konnert, President & Chief Executive Officer
E-mail:	michael@vizslasilver.ca

with a copy (for information purposes only and not constituting notice) to:

Forooghian + Company Law Corporation

353 Water Street, Suite 401

Vancouver, British Columbia V6B 1B8

Attention:	Farzad Forooghian
E-mail:	farzad@forooghianlaw.com

(b) If to the Underwriters, to:

PI Financial Corp.

1900-1666 Burrard Street
Vancouver, BC Canada
V6C 3N1

Attention:	Tim Graham
E-mail:	tgraham@pifinancial.com

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	David Sadowski
E-mail:	dsadowski@cgf.com

with a copy (for information purposes only and not constituting notice) to:

Borden Ladner Gervais LLP

Waterfront Centre

200 Burrard Street

Suite 1200

Vancouver, BC V7X 1T2

Attention:	Graeme Martindale
Email:	gmartindale@blg.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered, and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

18. Time of the Essence. Time shall, in all respects, be of the essence hereof.

19. Canadian Dollars. Except as otherwise noted, all references herein to dollar amounts are to lawful money of Canada.

20. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

21. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

22. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings with respect to the subject matter hereof, including for greater certainty the Engagement Letter.

23. Amendments. This Agreement may be amended or modified in any respect by written instrument only executed by all parties hereto.

24. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

26. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

27. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28. Market Stabilization Activities. In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

29. No Fiduciary Duty. The Company acknowledges that in connection with the Offering:

(i) the Underwriters have acted at arm's length, is not an agent of, and owes no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

30. Other Underwriters Business. The Company acknowledges that the Underwriters and certain of their Affiliates: (i) act as traders of, and dealers in, securities both as principal and on behalf of their clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Company or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons, (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company, (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Company or related entities, and (iv) nothing in this Agreement shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

31. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

32. Schedules. The following schedules are attached to this Agreement, which schedules are deemed to be incorporated into and form part of this Agreement:

Schedule "A" - "Compliance with United States Securities Laws"

Schedule "B" - "Details of Outstanding Convertible Securities and Rights to Acquire Securities"

33. Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

34. Counterparts. This Agreement may be executed in any number of counterparts and by original or electronic signature and in facsimile or PDF copy, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

35. Authorization. All steps which must or may be taken by the Underwriters in connection with the Closing, with the exception of the matters relating to: (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by the Co-Lead Underwriters, on behalf of the other Underwriters. The execution of this

Agreement by the other Underwriters and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the Offered Securities in certificated or electronic form to or to the order of, the Co-Lead Underwriters. The Co-Lead Underwriters shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and neither joint nor joint and several.

[Signature Page Follows]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

PI FINANCIAL CORP.

Per:    "Tim Graham"

Name: Tim Graham

Title: Managing Director, Head of Investment

Banking

CANACCORD GENUITY CORP.

Per:    "David Sadowski"

Name: David Sadowski

Title: Managing Director, Investment Banking

RAYMOND JAMES LTD.

Per:    "Gavin McOuat"

Name: Gavin McOuat

Title: Senior Managing Director, Head of Mining &

Metals

H.C. WAINWRIGHT & CO., LLC

Per:     "Mark W. Viklund"

Name: Mark W. Viklund

Title: Chief Executive Officer

ROTH CANADA INC.

Per:       "Brady Fletcher"

Name: Brady Fletcher
Title: President & Head of Investment Banking

STIFEL NICOLAUS CANADA INC.

Per:       "Dan Barnholden"

Name: Dan Barnholden

Title: Managing Director, Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 9th day of November, 2022.

VIZSLA SILVER CORP.

Per:     "Michael A. Konnert"

Name: Michael A. Konnert

Title: President & Chief Executive Officer

SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "A" to the Underwriting Agreement dated November 9, 2022 between Vizsla Silver Corp. and the Underwriters.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed.

The following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(b) "Foreign Issuer" means "foreign issuer" as defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (i) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (ii) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (a) the majority of the executive officers or a majority of the directors are United States citizens or residents, (b) more than 50 percent of the assets of the issuer are located in the United States, or (c) the business of the issuer is administered principally in the United States;

(c) "General Solicitation" and "General Advertising" means "general solicitation" or "general advertising", as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S; and

(e) "Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriters

The Underwriters acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Securities may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Each of the Underwriters on behalf of themselves and their U.S. Affiliate, if applicable, represent, warrant, covenant and agree to and with the Company severally, and not jointly, nor jointly and severally, that:

1. It has not offered or sold, and will not offer or sell, at any time any Offered Securities except (a) in Offshore Transactions to persons who are not acting for the account or benefit of a U.S. Person in compliance with Rule 903 of Regulation S, or (b) in the case of the Underwriter and its U.S. Affiliate, to offer the Offered Securities for sale by the Company to U.S. Purchasers as provided herein. Accordingly, none of the Underwriter, their Affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted in this Schedule "A"): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to any person in the United States or to, or for the account of, a U.S. Person, (ii) any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not acting for the account or benefit of a U.S. Person, or the Underwriter, its Affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not acting for the account or benefit of a U.S. Person, or (iii) any Directed Selling Efforts.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer for sale by the Company of the Offered Securities except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. The Underwriter shall require its U.S. Affiliate to agree, and each Selling Firm engaged by it to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that the U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule "A" as apply to the Underwriter as if such provisions applied to the U.S. Affiliate and such Selling Firm.

3. The Underwriter represents and warrants that all offers for sale of Offered Securities that have been or will be made by it in the United States or to or for the account or benefit of a U.S. Person, have or will be made through its U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. Each U.S. Affiliate that makes offers for sale in the United States or to, or for the account or benefit of, a U.S. Person, is on the date hereof, and will be on the date of each such offer and sale, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers for sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4. None of it, its Affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer for sale of the Offered Securities in the United States, or has offered or will offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Immediately prior to soliciting U.S. Purchasers, the Underwriter, its Affiliates (including its U.S. Affiliate), and any person acting on its or their behalf had reasonable grounds to believe and did believe that each potential U.S. Purchaser solicited by it was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriter, its Affiliates (including its U.S. Affiliate), and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser is a Qualified Institutional Buyer.

6. All potential U.S. Purchasers of the Offered Securities solicited by it shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Securities are being offered for sale to such U.S. Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws.

7. It agrees to deliver, through its U.S. Affiliate, to each person in the United States or to or for the account or benefit of a U.S. Person to whom it offers to sell or from whom it solicits any offer to buy the Offered Securities the U.S. Private Placement Memorandum, including the Prospectus. No other written material will be used in connection with the offer or sale of the Offered Securities in the United States or to or for the account or benefit of a U.S. Person.

8. Prior to completion of any sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, each such U.S. Purchaser thereof that is purchasing Offered Securities will be required to provide to the Underwriter, or its U.S. Affiliate offering for sale the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, if applicable, an executed Qualified Institutional Buyer Letter. The Underwriter shall provide the Company with copies of all such completed and executed Qualified Institutional Buyer Letters for acceptance by the Company.

9. At least two Business Days prior to the Closing Date, it will provide the Company with a list of all U.S. Purchasers.

10. At the Closing, the Underwriter will, together with its U.S. Affiliate, if applicable, provide a certificate, substantially in the form of Annex I to this Schedule "A", relating to the manner of the offer for sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate, if applicable, that neither it nor anyone acting on its behalf has offered for sale Offered Securities to U.S. Purchasers.

11. None of it, any of its Affiliates (including, its U.S. Affiliate) or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

12. At the Closing Time, with respect to Offered Securities to be offered for sale hereunder in reliance on Rule 506(b) of Regulation D, it represents that, none of (i) it or its U.S. Affiliate, (ii) it or its U.S. Affiliate's general partners or managing members, (iii) any of it's or its U.S. Affiliate's directors, executive officers or other officers participating in the offering of the Offered Securities, (iv) any of it's or its U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Offered Securities, or (v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Offered D Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1) under Regulation D (a "Disqualification Event").

13. At the Closing Time, it represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Securities.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

1. The Company is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Securities.

2. The Company is not, and following the application of the proceeds from the sale of the Offered Securities will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

3. The offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, is not prohibited pursuant to a court order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

4. Except with respect to offers and sales in accordance with this Agreement (including this Schedule "A") to, or for the account or benefit of, persons in the United States or U.S. Persons that are Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 506(b) of Regulation D, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States or to, or for the account or benefit of, a U.S. Person; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States and not acting to or for the account or benefit of a U.S. Person or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not acting to or for the account or benefit of a U.S. Person.

5. During the period in which Offered Securities are offered for sale, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemptions afforded by Rule 506(b) of Regulation D or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Securities in accordance with the Underwriting Agreement, including this Schedule "A".

6. None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Securities in the United States or to or for the account or benefit of a U.S. Person by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Securities in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. None of the Company or any of its affiliates or any persons acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, (i) any of the Offered Securities in the United States or to or for the account or benefit of a U.S. Person, except for offers made through the Underwriters and the U.S. Affiliates, if applicable, for sale by the Company in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D; or (ii) any of the Offered Securities outside the United States or to persons excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S.

8. None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

9. Upon receipt of a written request from a purchaser in the United States or who is a U.S. Person, the Company shall make a determination if the Company is a "passive foreign investment company" (a "PFIC") within the meaning of section 1297(a) of the United States

Internal Revenue Code of 1986, as amended (the "Code"), during any calendar year following the purchase of the Offered Securities by such purchaser, and if the Company determines that it is a PFIC during such year, the Company will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Company as a "qualified electing fund" for the purposes of the Code.

10. The Company has not, for a period of six months prior to the commencement of the offering of Offered Securities, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to U.S. Persons in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation D to become unavailable with respect to, the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. persons as contemplated by the Underwriting Agreement.

11. Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

12. At the Closing Time, with respect to the offer and sale of the Offered Securities, none of the Company, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Company participating in the offering of the Offered Securities, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Offered Securities (other than any Dealer Covered Person, as to whom no representation is made) is subject to any Disqualification Event.

13. At the Closing Time, the Company is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Securities.

14. The Company will complete and file with the SEC a Notice on Form D within 15 days after the first sale of Offered Securities, and will make such filings with any applicable state securities commission as may be required by state law.

General

Each of the Underwriters (and their U.S. Affiliates) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

ANNEX I TO SCHEDULE "A"

UNDERWRITER CERTIFICATE

In connection with the private placement in the United States or to or for the account or benefit of a U.S. Person of Offered Securities of the Company pursuant to the Underwriting Agreement, the undersigned Underwriter and [•], its U.S. Affiliates, do hereby certify as follows:

(a) the Offered Securities have been offered for sale by us in the United States or to or for the account or benefit of a U.S. Person only by the U.S. Affiliates which was on the dates of such offers for sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers for sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) immediately prior to transmitting the U.S. Private Placement Memorandum to offerees in the United States or to or for the account or benefit of a U.S. Person, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser of Offered Securities that we have arranged is a Qualified Institutional Buyer on the date hereof;

(c) all offers for sales of the Offered Securities by us in the United States or to or for the account or benefit of a U.S. Person have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer for sale of the Offered Securities in the United States;

(e) prior to any sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, each such U.S. Purchaser thereof that is purchasing Offered Securities provided an executed Qualified Institutional Buyer Letter, and we provided the Company with copies of all such completed and executed Qualified Institutional Buyer Letters for acceptance by the Company;

(f) neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer for sale of the Offered Securities;

(g) prior to the purchase of any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, each such offeree was provided with a copy of the U.S. Private Placement Memorandum, and no other written material, other than the U.S. Private Placement Memorandum and any Supplementary Material approved by the Company for use in presentations to prospective purchasers, was used by us in connection with the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(h) all purchasers in the United States or who are, or purchased for the account or benefit of, U.S. Persons who were offered the Offered Securities have been informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws; and

(i) the offering of the Offered Securities has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" attached thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" attached thereto) unless defined herein.

[Signature page follows]

DATED as of this ______ day of ____________, 2022.

[NAME OF UNDERWRITER]	[NAME OF U.S. AFFILIATE]

By:	By:

Authorized Signing Officer	Authorized Signing Officer

SCHEDULE "B"

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO

ACQUIRE SECURITIES

This is Schedule "B" to the Underwriting Agreement dated November 9, 2022 between Vizsla Silver Corp. and the Underwriters.

1. Stock Options Outstanding as at November 9, 2022

The Company has 14,959,222 options to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
980,000	$0.14	February 26, 2029
450,000	$0.16	June 12, 2024
975,000	$0.63	December 30, 2024
75,000	$0.69	January 7, 2025
1,256,250	$0.76	June 29, 2025
1,590,000	$2.07	August 6, 2025
75,000	$1.69	August 27, 2025
125,000	$1.40	October 1, 2025
100,000	$1.40	December 1, 2025
60,000	$1.64	January 12, 2026
2,101,472	$1.44	February 17, 2026
3,927,500	$2.22	June 22, 2026
220,000	$2.34	July 12, 2026
139,000	$2.34	July 27, 2026
1,995,000	$2.25	September 24, 2026
300,000	$2.45	February 1, 2027
590,000	$1.74	June 2, 2027

2. Warrants Outstanding as at November 9, 2022

The Company has 16,115,808 warrants (including compensation options and broker warrants) to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Warrants Outstanding	Exercise Price	Expiry Date
13,800,000 warrants	$3.25	December 3, 2022
1,369,408 broker warrants	$2.50	December 3, 2022
845,000 warrants	$3.25	December 18, 2022
101,400 compensation options	$3.25	December 18, 2022